Exhibit 99.2

STANDARD LITHIUM ESTABLISHES AT-THE-MARKET EQUITY OFFERING PROGRAM UNDER BASE SHELF PROSPECTUS

VANCOUVER, BC, August 10, 2026 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium development company, today announced the establishment of an “at-the-market” equity program (the “ATM Program”) under its base shelf prospectus dated July 30, 2025, that allows the Company to issue and sell, from time to time through agents, up to US$50,000,000 (or the Canadian dollar equivalent) of its common shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion (the “Offering”).

The Company previously registered the offer and sale of up to US$50,000,000 of its common shares (the “Current Offered Shares”) under a prior prospectus supplement dated August 8, 2025 (the “Current Prospectus Supplement”) to the Company’s Base Prospectus (as defined below) filed in Canada, and in the United States, under a prior prospectus supplement dated August 8, 2025 to the Company’s Registration Statement (as defined below) (the “Current ATM Program”), in accordance with the terms of an “at-the-market” sales agreement dated August 8, 2025 (the “2025 Sales Agreement”) among the Company and Canaccord Genuity and Evercore ISI (the “Agents”). As of August 7, 2026, the Company has offered and sold 8,978,213 Current Offered Shares for aggregate offering proceeds of US$36,012,156, resulting in US$13,987,844 of Current Offered Shares available for issuance under the Current ATM Program. The Company intends to continue to utilize the Current ATM Program until the earlier of (i) all shares subject to the Current Prospectus Supplement having been sold in accordance with the terms thereof, and (ii) the termination of the 2025 Sales Agreement in accordance with its terms, following which the Company will offer and sell the Offered Shares pursuant to this Offering.

Sales of Offered Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” within the meaning of the U.S. Securities Act of 1933, as amended, including sales made directly on the TSX Venture Exchange (the “TSXV”), the NYSE American LLC (the “NYSE American”), or any other trading market for the Offered Shares in Canada or the United States, at the prevailing market price at the time of sale. The volume and timing of sales under the ATM Program, if any, will be determined in the Company’s sole discretion, and at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

Distributions of the Offered Shares through the ATM Program, if any, will be made pursuant to the terms of an “at-the-market” sales agreement (the “Sales Agreement”) among the Company and the Agents. The ATM Program will be effective until the issuance and sale of all of the Offered Shares issuable pursuant to the ATM Program, unless terminated prior to such date in accordance with the terms of the Sales Agreement.

The Company expects to use the net proceeds of the Offering to fund ongoing work programs to advance the South West Arkansas Project towards a Final Investment Decision (“FID”) and construction, for exploration, leasehold acquisition, and development activities in East Texas, including specifically at the Franklin Project, for working capital and for general corporate purposes.

Listing of the Offered Shares sold pursuant to the ATM Program on the TSXV and/or the NYSE American will be subject to fulfilling all applicable listing requirements.

The sale of Offered Shares through the ATM Program is being made pursuant to a prospectus supplement dated August 10, 2026 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 30, 2025 (the “Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated August 10, 2026 (the “U.S. Prospectus Supplement”) to the Company’s short form base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-289110) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Prospectus, the U.S. Prospectus Supplement and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the Prospectus Supplement, the Base Prospectus, the Registration Statement, the U.S. Prospectus Supplement and the other documents the Company has filed for more complete information about the Company and the ATM Program before making an investment decision. Copies of the Prospectus Supplement and the Base Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the U.S. Prospectus Supplement and the Registration Statement are available on EDGAR at www.sec.gov. Alternatively, the Company will send copies of such documents upon request made to the Company contact provided below, and the Agents will send copies of such documents to investors upon request by contacting Canaccord Genuity at One Post Office Square, 30th Floor, Boston, MA 02109, Attention: ECM, General Counsel, or Evercore ISI at 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares, nor shall there be any sale of these securities in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin project.

Standard Lithium trades on both the TSXV and the NYSE American under the symbol “SLI”.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Investor Inquiries

Daniel Rosen

+1 604 409 8154

investors@standardlithium.com

Media Inquiries

media@standardlithium.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but are not limited to, information concerning the expected sale of Offered Shares under the ATM Program, the expected timing and sale of Current Offered Shares under the Current ATM Program, the price, volume and timing of the sale and distribution of Offered Shares under the ATM Program, the anticipated use of proceeds of any offering under the ATM Program and statements regarding the anticipated benefits and impacts of the ATM Program. Forward-looking statements are based on the Company’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the Company makes the remaining sale of Current Offered Shares, that the Company makes sales of Offered Shares under the ATM Program, that the proceeds of any offering conducted under the ATM Program will be deployed as anticipated and the anticipated benefits and impacts of the ATM Program being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the ability of the Company to successfully close a financing, including the ATM Program, the price, volume and timing of sale of the Current Offered Shares, under the Current ATM Program, and Offered Shares, under the ATM Program, not being determinable at this time, the anticipated use of proceeds from any offering made under the Company’s Base Prospectus and any offerings to be conducted thereunder including the ATM Program, the benefits and impacts of the ATM Program not being as anticipated, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the Base Prospectus and the Prospectus Supplement, as well as the management discussion and analysis and other disclosures of risk factors for Standard Lithium, filed on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.